Exhibit 99.1

JAGUAR MINING INC.

Interim Consolidated Financial Statements

September 30, 2008 and 2007

(Unaudited)

JAGUAR MINING INC.

Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	September 30, 2008	December 31, 2007
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$41,096	$45,711
Cash in trust	-	837
Inventory	18,028	10,724
Prepaid expenses and sundry assets (Note 2)	15,663	11,897
Forward purchases derivative asset (Note 3(a)(i))	-	924
Unrealized foreign exchange gains (Note 3(a)(ii))	-	1,680
	74,787	71,773

Prepaid expenses and sundry assets (Note 2)	18,405	13,913
Net smelter royalty	1,006	1,225
Restricted cash (Note 3(a)(ii))	3,105	3,102
Property, plant and equipment (Note 4)	146,483	82,945
Mineral exploration projects (Note 5)	73,942	61,273

	$317,728	$234,231

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$18,318	$14,426
Notes payable (Note 6)	5,934	11,699
Current taxes payable	4,520	2,086
Asset retirement obligations (Note 7)	283	269
Forward sales derivative liability (Note 3(a)(i))	-	9,844
Unrealized foreign exchange losses (Note 3(a)(ii))	775	-
	29,830	38,324

Forward sales derivative liability (Note 3(a)(i))	-	5,580
Notes payable (Note 6)	80,306	83,920
Future income taxes	-	2,182
Asset retirement obligations (Note 7)	7,605	2,706
Total liabilities	117,741	132,712

Shareholders' equity
Common shares (Note 8)	245,066	141,316
Warrants	-	245
Stock options	18,895	19,218
Contributed surplus	1,153	1,153
Deficit	(65,127)	(60,413)
	199,987	101,519

Commitments (Note 3, 6, 13)
	$317,728	$234,231

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007

Gold sales	$25,799	$14,962	$65,783	$32,919
Production costs	(14,499)	(8,818)	(35,068)	(17,450)
Other cost of goods sold	(1,122)	(1,705)	(2,694)	(2,160)
Depletion and amortization	(3,277)	(1,860)	(7,770)	(3,027)
Gross profit	6,901	2,579	20,251	10,282

Operating expenses:
Exploration	800	722	2,648	1,561
Stock-based compensation	205	610	698	4,851
Administration	3,300	2,600	9,322	6,959
Management fees (Note 10(a))	180	186	554	562
Accretion expense	174	34	309	68
Other	298	462	715	1,359
Total operating expenses	4,957	4,614	14,246	15,360

Income (loss) before the following	1,944	(2,035)	6,005	(5,078)

Loss on forward derivatives (Note 3(a)(i))	-	5,339	318	6,088
(Gain) loss on forward foreign exchange derivatives (Note 3(a)(ii))	1,489	(1,572)	(95)	(2,724)
Foreign exchange (gain) loss	5,189	152	(2,749)	(2,150)
Interest expense	2,934	3,296	10,091	7,647
Interest income	(758)	(1,697)	(3,459)	(3,228)
Other non-operating expenses	689	184	1,256	184
Total other expenses	9,543	5,702	5,362	5,817

Income (loss) before income taxes	(7,599)	(7,737)	643	(10,895)
Income taxes
Current income taxes	207	240	3,491	982
Future income taxes (recovered)	(6,505)	677	(2,034)	958
Total income taxes (recovered)	(6,298)	917	1,457	1,940

Net loss and comprehensive loss for the period	(1,301)	(8,654)	(814)	(12,835)

Basic and diluted net loss per share (Note 9)	$(0.02)	$(0.16)	$(0.01)	$(0.24)

Weighted average common shares outstanding
- Basic and diluted (Note 9)	64,035,732	55,238,018	62,548,196	52,979,291

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007

Cash provided by (used in):
Operating activities:
Net loss for the period	$(1,301)	$(8,654)	$(814)	$(12,835)
Items not involving cash:
Unrealized foreign exchange loss	5,502	1,575	3,807	3,350
Stock-based compensation	205	610	698	4,851
Non-cash interest expense	605	878	2,584	2,073
Accretion expense	174	34	309	68
Future income tax expense (recovered)	(6,505)	677	(2,034)	958
Depletion and amortization	3,277	1,860	7,770	3,027
Amortization of net smelter royalty	62	-	219	-
Write down of inventory	-	554	-	554
Unrealized loss on forward derivatives	-	3,767	-	2,755
Unrealized (gain) loss on foreign exchange contracts	2,113	(891)	2,456	(1,444)
Reclamation expenditure recovery	-	(27)	-	(157)

Change in non-cash operating working capital
Accounts receivable	7,800	(2,023)	-	(4,680)
Inventory	(1,702)	981	(4,072)	(1,422)
Prepaid expenses and sundry assets	(4,982)	(3,440)	(13,121)	(6,270)
Accounts payable and accrued liabilities	2,099	3,271	3,892	6,642
Current taxes payable	206	-	2,434	-
	7,553	(828)	4,128	(2,530)
Financing activities:
Net smelter royalty received	-	-	-	73
Issuance of common shares	-	109	105,803	28,186
(Increase) decrease in restricted cash	-	244	(3)	2,927
Shares purchased for cancellation	(2,939)	(342)	(6,381)	(342)
Settlement of forward derivatives	-	-	(14,500)	-
Repayment of debt	(2,242)	(1,496)	(17,108)	(3,187)
Increase in debt	63	1,600	4,002	61,850
	(5,118)	115	71,813	89,507
Investing activities
Purchase of property, plant and equipment	(10,387)	(10,355)	(43,614)	(22,543)
Mineral exploration projects	(9,386)	(7,451)	(31,779)	(17,417)
	(19,773)	(17,806)	(75,393)	(39,960)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(2,841)	2,586	(5,163)	5,270
Increase (decrease) in cash and cash equivalents	(20,179)	(15,933)	(4,615)	52,287
Cash and cash equivalents, beginning of period	61,275	82,979	45,711	14,759
Cash and cash equivalents, end of period	$41,096	$67,046	$41,096	$67,046

Cash and cash equivalents are comprised of the following:
Cash at bank	$26,915	$25,884	$26,915	$25,884
Bank term deposits	14,181	41,162	14,181	41,162
	$41,096	$67,046	$41,096	$67,046

Supplemental cash flow information (Note 11)

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

(unaudited)

	Common Shares		Warrants		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2006	47,916,908	106,834	5,741,300	4,072	5,269,000	8,745	1,149	(31,384)	89,416
Private placement	2,156,250	11,507	-	-	-	-	-	-	11,507
Stock issuance costs related to private placement	-	(656)	-	-	-	-	-	-	(656)
Shares acquired under normal course issuer bid and cancelled (Note 8(b))	(62,400)	(156)	-	-	-	-	-	(185)	(341)
Exercise of purchase warrants	5,132,528	22,000	(4,828,952)	(3,189)	-	-	-	-	18,811
Stock issuance costs related to early warrant exercise	-	(1,484)	-	-	-	-	-	-	(1,484)
Warrants forced out	67,211	72	(225,403)	(72)	-	-	-	-	-
Options granted	-	-	-	-	1,568,500	-	-	-	-
Exercise of stock options	10,145	33	-	-	(19,000)	(25)	-	-	8
Unvested options expired	-	-	-	-	(55,000)	(42)	-	-	(42)
Stock based compensation	-	-	-	-	-	4,893	-	-	4,893
Net loss	-	-	-	-	-	-	-	(12,835)	(12,835)
Balance September 30, 2007	55,220,642	138,150	686,945	811	6,763,500	13,571	1,149	(44,404)	109,277

Balance, December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519
Public offering (Note 8(a))	8,250,000	109,597	-	-	-	-	-	-	109,597
Stock issuance costs related to public offering	-	(5,706)	-	-	-	-	-	-	(5,706)
Shares acquired under normal course issuer bid and cancelled (Note 8(b))	(647,300)	(2,481)	-	-	-	-	-	(3,900)	(6,381)
Exercise of compensation warrants	144,081	998	(144,081)	(245)	-	-	-	-	753
Options granted	-	-	-	-	130,000	-	-	-	-
Exercise of stock options	501,100	1,342	-	-	(699,645)	(1,021)	-	-	321
Unvested options expired upon termination	-	-	-	-	(20,000)	(18)	-	-	(18)
Stock based compensation	-	-	-	-	-	716	-	-	716
Net loss	-	-	-	-	-	-	-	(814)	(814)
Balance, September 30, 2008	63,982,281	245,066	-	-	7,216,013	18,895	1,153	(65,127)	199,987

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

1.      Significant Accounting Policies:

Other than the changes in accounting policies noted below, the interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a) Effective January 1, 2008 the Company adopted the following new CICA Handbook Standards:

(i)   Financial Instruments Disclosure and Presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation. These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. (Note 3)

(ii)   Capital Disclosures:

In December 2006, the CICA published Section 1535 of the Handbook, Capital Disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) the consequences of non-compliance in the event the entity has not complied.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital. (Note 12)

(iii)  Inventories:

In January 2007, the CICA published section 3031of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.  The new standard did not impact the current or the prior year financial statements.

(b)  Accounting Principles Issued but not yet Implemented:

              (i)    Adoption of International Financial Reporting Standards:

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace.  The Company is in the process of completing the scoping phase of its conversion plan, which has a timeline for assessing resources, training, analyzing key differences and selecting accounting policies under IFRS.

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

1.	Significant Accounting Policies (continued):

(b)  Accounting Principles Issued but not yet Implemented (continued):

(ii) Goodwill and Intangible Assets:
In February 2008 the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

2.      Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  Total recoverable taxes denominated in Brazilian reais (R$) amounted to R$60.3 million ($31.5 million) at September 30, 2008 (December 31, 2007 - R$43.3 million ($24.6 million)).

3.      Risk Management Policies:

(a) Derivative Financial Instruments

(i)    Forward sales and purchase contracts:

On March 14, 2008, the Company paid RMB International (Dublin) Limited (“RMB”) $22.1 million to close the forward sales contracts.

On March 12, 2008, the Company closed the forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was recorded as of December 31, 2007.

(ii)  Forward foreign exchange contracts:

As at September 30, 2008, the Company has forward foreign exchange contracts to purchase Brazilian reais at a weighted average rate of 1.857 as follows:

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

3.	Risk Management Policies (continued):

(a) (ii) Forward foreign exchange contracts (continued):

Settlement Date	Amount	Settlement amount in thousands of $Reais
20-Oct-08	$ 1,000	R$ 1,660
31-Oct-08	1,000	1,775
5-Nov-08	1,000	1,697
28-Nov-08	1,000	2,201
5-Dec-08	1,000	1,707
30-Dec-08	1,000	2,123
28-Jan-09	1,000	1,883
30-Jan-09	1,000	1,785
25-Feb-09	1,000	1,892
27-Feb-09	1,000	1,795
31-Mar-09	1,000	1,805
31-Mar-09	1,000	1,807
30-Apr-09	1,000	1,842
30-Apr-09	1,000	2,004
29-May-09	1,000	1,860
30-Jun-09	1,000	1,880
	$16,000	R$29,716

The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  At September 30, 2008 and December 31, 2007, $3.0 million of cash was restricted for this purpose.

At September 30, 2008, current liabilities include $775,000 of unrealized foreign exchange losses (December 31, 2007 current assets include $1.7 million of unrealized foreign exchange gains).  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Unrealized loss (gain)	2,113	(891)	2,456	(1,444)
Realized gain	(624)	(681)	(2,551)	(1,280)
Total	1,489	(1,572)	(95)	(2,724)

        (b)  Financial Instruments

(i)    Credit Risk:

Credit risk arises from cash held with banks, derivative financial instruments (foreign exchange forward contracts with positive fair values) and credit exposure to customers. The credit risk is limited to the carrying amount on the balance sheet. The Company’s cash and cash equivalents are held through large financial institutions in Brazil, Canada and the US. The Company manages its credit risk by entering into transactions with high credit quality counterparties, limiting the amount of exposure to each counterparty where possible and monitoring the financial condition of the counterparties.

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

3.	Risk Management Policies (continued):

(b) Financial Instruments (continued):

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.  The Company deals with only highly rated counterparties, normally major financial institutions.  The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

The Company’s exposure for the sale of gold is limited because a sales receipt from a large financial institution must be received prior to shipment of the gold.

(ii)   Liquidity Risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with our financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 12.  The Company has $45.0 million of working capital at September 30, 2008.  Accounts payable and accrued liabilities, current portion of notes payable, current taxes payable are due within the current operating period.  The Company’s financial liabilities and other commitments are listed in Note 13.

   (iii)  Currency Risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Brazil, Canada and the United States. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Brazilian reais and Canadian dollar denominated cash and cash equivalents, accounts receivable, recoverable taxes, accounts payable and accrued liabilities, notes payable and taxes payable.

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at September 30, 2008 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Exchange Rates	Change for Sensitivity Analysis	Impact of change to net operating income for the three months ended September 30, 2008:
U.S. dollar per Brazilian reais	10% change in Brazilian reais	3,324
U.S. dollar per Canadian dollar[1]	10% change in Canadian dollar	5,569

[1]	The financial instruments denominated in Canadian dollars includes Cdn.$86.3 million in private placement notes which results in a Canadian dollar denominated net liability.

   (iv)   Interest Rate Risk:

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Interest on the Company’s short-term and long-term debt is based on both fixed and variable interest rates. The Company managed its risk by entering into long-term agreements with fixed interest rates on 98% of its debt with interest rates ranging from 0% to 10.5% per annum.

(v) Price Risk:

The Company is exposed to price risk with respect to gold prices and has no forward gold production hedged.

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

3.      Risk Management Policies (continued):

   (vi)   Fair Value Estimation:

The following summarizes the significant methods and assumptions used in estimating the fair value of the Company’s financial instruments.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short terms of maturity.

Notes payable were initially recognized at their fair value and are carried at amortized cost net of unamortized discount as at the reporting date. Discounts are being amortized to expense using the effective interest method.

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

	September 30, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash and cash equivalents	$41,096	$41,096	$45,711	$45,711
Cash in trust	-	-	837	837
Restricted cash	3,105	3,105	3,102	3,102
Forward contracts
Assets	-	-	2,604	2,604
Liabilities	(775)	(775)	(15,424)	(15,424)
Notes payable	(86,240)	(79,102)	(95,619)	(96,047)
Trade and other payables	(18,318)	(18,318)	(14,426)	(14,426)

4.	Property, Plant and Equipment:

	September 30, 2008
	Cost	Accumulated Amortization	Net

Processing plant	$11,462	$(2,458)	$9,004
Vehicles	4,757	(1,607)	3,150
Equipment	71,409	(8,988)	62,421
Leasehold improvements	267	(61)	206
Assets under construction	19,795	-	19,795
Mining properties	63,921	(12,014)	51,907
	171,611	(25,128)	146,483

	December 31, 2007
	Cost	Accumulated Amortization	Net

Processing plant	$9,037	$(1,761)	$7,276
Vehicles	3,418	(1,014)	2,404
Equipment	35,541	(4,750)	30,791
Leasehold improvements	163	-	163
Assets under construction	22,128	-	22,128
Mining properties	26,706	(6,523)	20,183
	$96,993	$(14,048)	$82,945

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

4.      Property, Plant and Equipment (continued):

Effective July 1, 2008 the Santa Isabel mine included in the Paciência project was reclassified to Property, Plant and Equipment following commencement of production. See Note 5 for a breakdown of costs reclassified.

5.      Mineral Exploration Projects:

	December 31, 2007	Reclassified to PP&E	Additions	September 30, 2008

Paciência	$20,147	$(28,054)	$17,064	$9,157
Turmalina	2,320	-	3,818	6,138
Caeté	38,785	(17)	19,808	58,576
Faina and Pontal	21	-	50	71
Total Mineral Exploration Projects	$61,273	$(28,071)	$40,740	$73,942

Effective July 1, 2008 the Santa Isabel mine included in the Paciência project was reclassified to Property, Plant and Equipment following commencement of production.

6.      Notes Payable:

	September 30, 2008	December 31, 2007

Due to ABN AMRO	$2	$135
Due to ABN AMRO	-	600
Due to Banco Volkswagen	193	349
Due to Banco Itaú S.A., formerly Bank Boston	-	14
Due to Banco Itaú S.A.	41	179
Due to Banco Itaú S.A.	-	1,200
Due to RMB International	-	8,762
Due to Banco Bradesco	104	217
Due to Banco Bradesco	-	1,000
Due to Banco Bradesco (a)(i)	197	-
Due to Banco Bradesco (a)(ii)	714	-
Private placement notes	70,475	74,707
Due to CVRD (b)	11,908	6,956
Due to Banco Santander	1,500	1,500
Due to Banco Santander (c)(i)	729	-
Due to Banco Santander (c)(ii)	377	-
	86,240	95,619
Less: Current portion	5,934	11,699
	$80,306	$83,920

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

6.       Notes Payable (continued):

Future Payments Due:	Principal

2008	$1,641
2009	4,788
2010	10,463
2011	218
2012	81,376
98,486
Less unamortized discounts	12,246
$86,240

(a)	Due to Banco Bradesco

              (i)    Relates to a secured credit facility of R$380,000 ($197,000) for the purpose of purchasing equipment. The equipment loan bears interest at TJLP (Brazilian government rate) plus 1.9% per annum (8.15% at September 30, 2008) and is repayable over 36 months. The loan is secured by the equipment purchased.

              (ii)   Relates to a secured credit facility of R$1.4 million ($714,000) for the purpose of purchasing equipment. The equipment loan bears interest at TJLP (Brazilian government rate) plus 3.02% per annum (9.27% at September 30, 2008) and is repayable over 36 months. The loan is secured by the equipment purchased.

(b)	Due to CVRD

Relates to purchase of mineral rights for the Roça Grande property which is included in the Caeté project.  The note payable is non-interest bearing and is expected to be repaid by 2010.

The Company acquired an option to obtain mineral rights at the Roça Grande gold property from CVRD under an agreement dated November 28, 2005 for 3.5% of the market value of CVRD’s estimated resources plus 2.5% of any additional resources determined by Jaguar less expenses associated with the transfer.  During 2007 Jaguar completed an audit of CVRD’s resource estimate and exercised its option to purchase the mineral rights for approximately $7.8 million.  On April 8, 2008, the Company agreed to pay an additional $5.5 million for a total of $13.3 million, based upon additional resources discovered during a final review of the estimated mineral resources available.  The timing of these payments is dependant upon CVRD’s registration of the mineral rights transfer with the Departamento Nacional de Producao Mineral.  The Company expects to execute the final transfer agreement and pay $3.3 million of the purchase price in the first quarter of 2009 and the remaining balance of $10.0 million in 2010.

CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if the Company has more than five million ounces of gold reserves on the properties by November 2010.  The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property until November 2008.

According to CICA Handbook Section 3855 the note payable was recognized at its fair value and the discount is being amortized using the effective interest method.

(c)	Due to Banco Santander

(i)   Relates to a secured credit facility of $729,000 for the purpose of purchasing equipment. The equipment loan bears interest at LIBOR plus 3.85% (7.9% at September 30, 2008) and is repayable on April 17, 2009. The loan is secured by the equipment purchased.

(ii)   Relates to a secured credit facility of $377,000 for the purpose of purchasing equipment. The equipment loan bears interest at LIBOR plus 3.90% (7.95% at September 30, 2008) and is repayable over 36 months. The loan is secured by the equipment purchased.

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

7.	Asset Retirement Obligations:

	September 30,		December 31,
		2008		2007

Balance, beginning of year		$2,975		$1,669
Increase in reclamation obligations
Sabará Plant and Zone A	$-		$433
Turmalina	-		892
Paciência (a)	4,413		-
Serra Paraíso (b)	191	4,604	-	1,325
Reclamation expenditures recovery		-		(157)
Accretion expense		309		138
Balance, end of period		7,888		2,975
Less: current portion		283		269
		$7,605		$2,706

(a)	Paciência Plant and Mine development:

               The company expects to spend approximately $5.41million between 2013 and 2016 to reclaim land that has been disturbed as a result of the mining activity.

(b)	Serra Paraíso Mine:

              The company expects to spend approximately $200,0001 between 2009 and 2012 to reclaim land that has been disturbed as a result of the mining activity.

The credit adjusted risk free rate at which the estimated future cash flows have been discounted is 10% and the inflation rate used to determine future expected cost ranges is 3.7% to 6.16% per annum.

[1] These figures have not been discounted or adjusted for inflation.

8.	Capital Stock:

Common shares:

        (a)  On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn.$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.

        (b)   In August 2007, Jaguar received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million.  The normal course issuer bid commenced on August 30, 2007 and terminated on August 29, 2008.  In June 2008, Jaguar received approval from the TSX for an amendment to the second normal course issuer bid to purchase additional shares up to the lesser of 2,242,924 common shares, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$10.0 million.  The normal course issuer bid commenced on July 2, 2008 and terminated on August 29, 2008.

The Company purchased 304,000 shares at an average price of Cdn.$9.82 per share during the three months ended September 30, 2008.  At September 30, 2008 the Company had

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

8.	Capital Stock (continued):

Common shares (b) (continued):

purchased 821,300 of its common shares at an average price of Cdn.$9.97 per share under the second normal course issuer bid.  These shares have been cancelled.

The share purchases were recorded as a reduction in the common share balance equivalent to the average cost basis of the shares purchased, and an adjustment to shareholders’ equity.  During the three months ended September 30, 2008 common stock was reduced by $1.2 million (Q3 2007 - $156,000), and the excess paid over the average cost basis in the amount of $1.8 million (Q3 2007 - $185,000) was charged to deficit.During the nine months ended September 30, 2008 common stock was reduced by $2.5 million (nine months ended September 30, 2007 - $156,000), and the excess paid over the average cost basis in the amount of $3.9 million (nine months ended September 30, 2007 - $185,000) was charged to deficit.

9.	Basic and Diluted Net Income (Loss) per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007

Numerator
Net income (loss) for the period	$(1,301)	$(8,654)	$(814)	$(12,835)

Denominator
Weighted average number of common shares outstanding - Basic and Diluted	64,036	55,238	62,548	52,979
Basic net (loss) per share	$(0.02)	$(0.16)	$(0.01)	$(0.24)
Diluted net (loss) per share	$(0.02)	$(0.16)	$(0.01)	$(0.24)

For the three and nine months ended September 30, 2007, and the three and nine months ended September 30, 2008 the determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

Options and warrants considered anti-dilutive (000)	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Warrants	-	696	35	2,319
Options	7,107	6,479	7,424	5,886
Total	7,107	7,175	7,459	8,205

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

10.	Related Party Transactions:

        (a)  The Company incurred management fees of $554,000 for the nine months ended September 30, 2008 ($562,000 for the nine months ended September 30, 2007) from IMS Engenharia Mineral Ltda ("IMS"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.

       (b)   The Company incurred occupancy fees of $135,000 for the nine months ended September 30, 2008 ($90,000 for the nine months ended September 30, 2007) to Brazilian Resources, Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term of the agreement is three years beginning on the date of occupancy and the Company is responsible for paying for its portion of the leasehold improvements.  The amount paid by the Company for its portion of any capital improvements will be treated as prepaid occupancy fees.  At September 30, 2008 prepaid expenses and sundry assets includes $5,000 (December 31, 2007 - $101,000) from BZI relating to leasehold improvements paid by the Company.

The Company also incurred consulting fees and administrative service charges of $211,000 from BZI for the nine months ended September 30, 2008 ($399,000 for the nine months ended September 30, 2007).  At September 30, 2008 accounts payable and accrued liabilities includes $60,000 (December 31, 2007 -$nil) for consulting fees.  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.

        (c)  The Company recognized rental income of $9,000 from Prometálica Mineração Ltda (“PML”) and $34,000 from Prometálica Centro Oeste Mineração Ltda (“PCO”) for the nine months ended September 30, 2008 ($173,000 from PML and $110,000 from PCO for the nine months ended September 30, 2007) for providing temporarily idle equipment and equipment maintenance services.  PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.  PCO is controlled by IMS, a founding shareholder of the Company.  As at September 30, 2008 prepaid expenses and sundry assets includes $21,000 receivable from PML, and $63,000 from PCO (December 31, 2007 - $149,000 from PML and $36,000 from PCO).  During the nine months ended September 30, 2008 the Company also received approximately $30,000 ($73,000 for the same period in 2007) of royalty income relating to the NSR.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML.  As at September 30, 2008 the amount of the obligation is approximately $1.0 million. On November 6, 2008 PML submitted a restructuring plan to the court, which includes technical studies showing new reserves and a renewal of operations.

        (d)   The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the company R$378,000 ($197,000).  As at September 30, 2008, prepaid expenses and sundry assets includes $197,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2007 - $nil).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount between the related parties.

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

11.	Supplemental Cash Flow Information:

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007

Equipment purchased on issuing note payable	$818	$-	$2,263	$-
Mineral rights purchased on issuing note payable to CVRD (Note 6(b)	$-	$9,053	$5,494	$9,053
Cash in trust relating to exercise of purchase warrants	$-	$-	$-	$15,865

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Interest paid	$129	$233	$5,115	$3,389

12. Capital Disclosures:

The Company manages its capital structure in order to support the acquisition, exploration and development of mineral properties; and to maximize return to stakeholders through a flexible capital structure which optimizes the costs of capital and the debt and equity balance. The Company sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To adjust or maintain our capital structure, the Company may adjust the amount of long term debt, enter into new credit facilities, purchase some of its common shares for cancellation pursuant to normal course issuer bids or issue new common shares.  The Company’s overall strategy remains unchanged from 2007.

The capital structure of the Company consists of notes payable (Note 6) and all of the components of shareholders’ equity.

The Company is not subject to externally imposed capital requirements.

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Three and nine months ended September 30, 2008
(Unaudited)

13.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The Company enters into forward foreign exchange contracts which future payments are dependent upon future exchange rates (Note 3(a)(ii)). The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and other commitments.

Commitments	2008	2009	2010	2011	2012+	Total

Accounts payable and acrrued liabilities	$10,991	$7,327	$-	$-	$-	$18,318
Current taxes payable	-	4,520	-	-	-	4,520
Financing (Note 6)
Principal	1,641	4,788	10,463	218	81,375	98,485
Interest	4,404	8,784	8,681	8,602	1,954	32,425
Management agreements (a)
Operations	273	623	427	-	-	1,323
Suppliers agreements
Mine operations (b)	1,018	-	-	-	-	1,018
Drilling (c)	815	-	-	-	-	815
Asset retirement obligations (d)	182	327	335	447	8,640	9,931
Joint venture agreement (e)	-	-	-	1,311	-	1,311
Total	$19,324	$26,369	$19,906	$10,578	$91,969	$168,146

        (a)   The term of the management agreements are one to two years (Note 10(a)).

        (b)  The Company has the right to cancel the mine operations contract with 90 days advance notice.  The amount included in the contractual obligations table represents the amount due within 90 days.

        (c)   The Company has the right to cancel the drilling contract with 30 days advance notice.  The amount included in the contractual obligations table represents the amount due within 30 days.

        (d)   The asset retirement obligations are not adjusted for inflation and are not discounted.

        (e)   The Company entered into a formal agreement with Xstrata for the Company to explore the Pedra Branca Gold Project in Ceará, Brazil (See Note 17(b) to the Company's 2007 annual financial statements).

14.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period’s presentation.